SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549



07069437

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-8940

Deferred Profit-Sharing Plan for Salaried Employees

(Full title of the plan)

ALTRIA GROUP, INC.

120 Park Avenue
New York, New York 10017

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
ANNUAL REPORT ON FORM 11-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

* Other schedules required by 29 CFR of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, are omitted because they are not applicable.



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Altria Benefits Investment Committee, the Administrator and the Participants of the Deferred Profit-Sharing Plan for Salaried Employees:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Profit-Sharing Plan for Salaried Employees (the "Plan") at December 31, 2006 and 2005 and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

New York, New York
June 19, 2007

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
at December 31, 2006 and 2005
(in thousands of dollars)

	2006	2005
Investments:		
Investment in Master Trust A	$ 2,209,437	$ 2,073,004
Investment in Master Trust B	1,118,479	955,781
Participant loans	35,169	37,119
Total investments	3,363,085	3,065,904
Receivables:		
Employer's contribution	94,352	94,941
Participants' contributions	-	409
Total receivables	94,352	95,350
Net assets at fair value	3,457,437	3,161,254
Adjustment from fair value to contract value for Investment in Master Trust A relating to fully benefit-responsive investment contracts	10,393	8,425
Net assets available for benefits	$ 3,467,830	$ 3,169,679

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
for the Year Ended December 31, 2006
(in thousands of dollars)

	2006
Investment income:	
Investment income from Master Trust A	$ 225,807
Investment income from Master Trust B	187,159
Interest from participant loans	2,059
Total investment income	415,025
Contributions to the Plan:	
By employer	94,565
By participants	49,261
Total contributions	143,826
Total additions	558,851
Deductions from net assets attributed to:	
Distributions and withdrawals	(261,068)
Total deductions	(261,068)
Transfer between plans	368
Net increase	298,151
Net assets available for benefits:	
Beginning of year	3,169,679
End of year	$ 3,467,830

The accompanying notes are an integral part of these financial statements.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

General:

The Deferred Profit-Sharing Plan for Salaried Employees (the "Plan") is a defined contribution plan maintained for the benefit of eligible non-union salaried employees of Altria Group, Inc., including, among others, Philip Morris USA Inc., Philip Morris Capital Corporation, Altria Corporate Services, Inc., and certain employees of Philip Morris International Inc., and certain of its domestic subsidiaries (collectively, the "Participating Companies"). The Plan is designed to provide eligible employees with an opportunity to share in the profits of their Participating Company and to invest certain of their funds in a tax-advantaged manner. Employees of Kraft Foods Inc. and its subsidiaries are not eligible to participate in the Plan. Participants should refer to the official Plan document that legally governs the operation of the Plan for a complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The administration of the Plan has generally been delegated to the Administrator, as defined in the Plan. Effective July 11, 2005, the Altria Benefits Investment Committee (the "Investment Committee") has full authority with respect to the operation and management of the investment of the assets of the Plan, other than the investment option (the "Altria Stock Investment Option") invested exclusively in the common stock of Altria Group, Inc. ("Altria Common Stock"). Effective as of the same date, United States Trust Company, National Association ("U. S. Trust") was designated as the named fiduciary with respect to the management of the investment in Altria Common Stock. Effective July 11, 2005, the Altria Stock Investment Option is a permanent feature of the Plan. The Administrator, the Investment Committee and U. S. Trust are hereinafter collectively referred to as the "Fiduciaries".

Contributions:

Each eligible employee may make before-tax and after-tax contributions to the Plan as soon as administratively feasible after his or her date of hire, and becomes eligible for the Participating Company's contribution (the "Company Contribution") upon completion of twenty-four months of eligibility service. Participants can direct all contributions among eight investment options.

Employee Stock Ownership Plan:

The employee stock ownership plan ("ESOP") portion of the Plan permits each participant who invests in the Altria Stock Investment Option to elect, no later than the business day immediately preceding an ex-dividend date with respect to a dividend payable on shares of Altria Common Stock, to have the dividend paid to them in cash or have the dividend reinvested in additional shares of Altria Common Stock.

Master Trusts:

Certain assets of the Plan are co-invested with the assets of the Deferred Profit-Sharing Plan for Tobacco Workers (the "Tobacco Workers Plan"), the Deferred Profit-Sharing Plan for Craft Employees (the "Craft Employees Plan") and the Savings Plan for Employees of Philip Morris de Puerto Rico, in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Master Trust ("Master Trust A") for which State Street Bank and Trust Company ("State Street") serves as the trustee. Certain assets of the Plan are co-invested with the assets of the Tobacco Workers Plan and the Craft Employees Plan in a commingled investment fund known as the Altria Corporate Services Deferred Profit-Sharing Trust for Company Stock ("Master Trust B") for which Fidelity Management Trust Company serves as the trustee.

Master Trust A and Master Trust B are hereinafter collectively referred to as the "Master Trusts".

Participant Accounts:

Each participant's Plan accounts, which include a company account and may include before-tax, before-tax catch-up, after-tax, rollover, after-tax rollover and paysop accounts, are credited with the participant's contributions, the Company Contribution and the allocated share of the investment activities of each investment option in which he or she participates.

Vesting:

Each participant is at all times fully vested in the balance held in each of his or her Plan accounts.

Distributions and Withdrawals:

Distributions are made only when a person ceases to be a participant. Upon termination of employment, including retirement, a participant has numerous options available, as described in the Plan, with respect to the distribution of his or her Plan account balances.

Participants may make in-service withdrawals in accordance with the provisions outlined in the Plan.

Participant Loans:

The loan program permits participants to borrow from their Plan accounts in accordance with the provisions outlined in the Plan. Interest on participant loans, which is determined at the time of the loan issuance, is equal to the prime rate as published in *The Wall Street Journal* generally as of the last day of the quarter preceding the loan and is fixed for the term of the loan. The minimum loan amount is $1,000 and the maximum loan amount is the lesser of one-half of a participant's account balance at the time of the loan request or $50,000, less the participant's highest outstanding loan balance during the 12-month period preceding the loan request. Loan repayment periods range from two to twenty-five years depending on the type of loan.

A participant's loan account equals the original principal amount less principal repayments. The principal amounts of loan repayments reduce the loan account and are added back to the participant's Plan accounts originally used as the source of the loan. The repaid amount (including interest) is reinvested in the investment options according to the participant's investment authorization in effect at the time of repayment.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The financial statements are prepared using the accrual basis of accounting.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the applicable Fiduciary to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the financial statements.

Generally all of the assets of Master Trust B are invested in Altria Common Stock, which could be subject to significant market fluctuations. A small portion of the assets is held in cash for administrative purposes.

Valuation of Investment in Master Trusts:

The Plan's allocated share of the Master Trusts' net assets and investment activities is based upon the total of each individual participant's share of the Master Trusts.

Valuation of the Master Trusts' Investments:

Investments in common collective trusts and registered investment companies are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective common collective trusts and registered investment companies.

Investment contracts and the related pools of mortgage-backed and asset-backed securities and other investments are recorded at their fair values, which are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contract are valued at representative quoted market prices.

For Master Trust A, securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. Securities that are not listed on an exchange are generally traded in active markets and valued from quoted market prices. For Master Trust B, Altria Common Stock is valued at the closing price on the last business day of the year; in the event no sale was reported on that date, the trustee of Master Trust B will determine the value based on all available information.

Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Master Trusts:

An investment transaction is accounted for on the date the purchase or sale is executed. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end. Realized gains or losses from security transactions are reported on the average cost method.

The Plan adopted Financial Accounting Standards Board's ("FASB") Staff Position FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans," which requires investment contracts held by a defined-contribution plan to be reported at fair value. The Statement of Net Assets Available for Benefits presents the fair value of the investment in

Master Trust A, as well as the adjustment of the investment from fair value to contract value relating to investment contracts, which have fully benefit-responsive features. Contract value represents contributions and reinvested income, less any withdrawals plus accrued interest. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. Certain prior year amounts have been reclassified to conform with the current year's presentation.

Contributions:

The Company Contribution for the year is accrued by the Plan based upon the amount to be funded each year in accordance with the defined contribution formula described in Note 3. Participants' contributions are recorded in the period in which they are withheld by the Participating Companies.

Distributions and Withdrawals:

Distributions and withdrawals are recorded when paid.

Expenses:

Investment management fees, brokerage commissions (excluding those for Altria Common Stock held in Master Trust B) and other expenses charged by the manager of the investment option are charged against the net asset value of the specific investment option and reduce investment return.

Administrative fees such as trustee fees, participant recordkeeping, communications, investment advisory, audit and legal fees are paid by the Master Trusts and charged directly to participant accounts, usually on a monthly basis.

Transaction fees (including fees associated with the trading of Altria Common Stock) are paid by the Master Trusts and charged solely to the accounts of the participants that initiate the transactions.

3. Contributions:

The Company Contribution on behalf of eligible employees of Participating Companies who have met the twenty-four month service requirement ("Philip Morris Participants") is an amount equal to the lesser of (1) three percent of the Operating Profit (defined below) of Philip Morris USA Inc., less the amounts allocated to participants in the Tobacco Workers Plan and the Craft Employees Plan, or (2) 15 percent of the aggregate participant compensation, as defined by the Plan ("Participant Compensation") for such year, of the Philip Morris Participants among whom the Company Contribution is to be allocated.

The Company Contribution by the Participating Company, expressed as a uniform percentage of aggregate Participant Compensation, is allocated ratably among Philip Morris Participants (the "Philip Morris Contribution Percentage") according to their Participant Compensation.

The Company Contribution on behalf of eligible employees of any other Participating Company is equal to the Philip Morris Contribution Percentage multiplied by aggregate participant compensation for such year of the participants of these other Participating Companies among whom the Company Contribution is to be allocated. The aggregate of the Company Contribution to the Plan and the company contributions to the Tobacco Workers Plan and the Craft Employees Plan may not be more than three percent of Altria Group, Inc.'s consolidated earnings before income taxes and cumulative effect of an accounting change, and provisions for deferred profit-sharing and incentive compensation plans.

Due to limitations under the Internal Revenue Code of 1986, as amended (the "Code"), certain amounts for highly compensated employees are not contributed to the Master Trusts.

Operating Profit is defined as the earnings of a participating group as defined by the Plan before cumulative effect of accounting changes, discontinued operations, extraordinary items, interest and other debt expense, income taxes, general corporate expenses, any minority interest, the amount of any deduction used in computing such earnings for the Company Contribution to the Plan and the employer contributions to the Tobacco Workers Plan and the Craft Employees Plan, charges for any incentive compensation plan, and any broad-based stock awards under the 2005 Performance Incentive Plan (or any successor plans), the expense of which is charged to the earnings of Philip Morris USA Inc., but excluding any sales incentives programs of a Participating Company, any other stock-based awards under the 2005 Performance Incentive Plan (or any successor plans), and before such other charges as the Compensation Committee of the Board of Directors of Altria Group, Inc., in its sole discretion, shall determine to exclude from the Operating Profit of the participating group as defined by the Plan.

No contribution is required from any participant under the Plan. Participants may make contributions on a before-tax and after-tax basis to the Plan. Participants who are age 50 or older by the end of a Plan year are eligible to make before-tax catch-up contributions up to the limit prescribed in the Code. For 2006 and 2005, the catch-up contribution was limited to $5,000 and $4,000, respectively. If a participant has not made the maximum after-tax contribution, he or she may make an additional lump sum contribution, subject to certain statutory limits. The percentage of compensation available for these contributions may vary from year to year and by Participating Company. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Code. The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 2006 and 2005, a participant's before-tax contribution was limited to $15,000 and $14,000, respectively, with a Plan limitation of 15% of compensation on the total amount of before-tax and after-tax contributions. Before-tax catch-up contributions are not subject to these limits.

The Plan provides, in the event of a Change of Control (as defined in the Plan) of Altria Group, Inc., for the Company Contribution for the year in which the Change of Control occurs and for two years thereafter at least equal to the lesser of (a) the percentage of participants' compensation that was contributed to the Plan for the year prior to the year in which the Change of Control occurs, or (b) 10 percent of the participants' applicable annual compensation.

4. Master Trust A Investments:

The Plan had a 74% and 71% interest in Master Trust A at December 31, 2006 and 2005, respectively.

At December 31, 2006 and 2005, the net assets of Master Trust A were as follows (in thousands of dollars):

	2006	2005
Investments at fair value:		
Common collective trusts	$1,308,875	$1,151,311
Registered investment companies	154,173	137,291
Investment contracts	1,231,966	1,308,855
Government securities	230,919	247,174
Short-term temporary investments	45,139	51,527
Total investments	2,971,072	2,896,158
Receivables:		
Interest and dividend income	2,470	2,620
Total assets	2,973,542	2,898,778
Liabilities	387	1,141
Net assets at fair value	$2,973,155	$2,897,637
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	16,286	13,670
Net assets	$2,989,441	$2,911,307

Master Trust A investment activities for the year ended December 31, 2006 were as follows (in thousands of dollars):

Interest and dividends	$ 76,464
Net appreciation in common collective trusts	200,913
Net appreciation in registered investment companies	8,709
Net depreciation in government securities	(1,492)
Investment income	$284,594

Investment contracts consist of synthetic and traditional guaranteed investment contracts ("GIC's"). The crediting interest rates of the investment contracts ranged from 4.43% to 5.22% and from 3.58% to 5.89% at December 31, 2006 and 2005, respectively. The blended crediting rate of the investment contracts was 4.75% for the year ended December 31, 2006 and 4.69% for the year ended December 31, 2005.

The crediting interest rates for the synthetic GIC's are calculated on a quarterly basis (or more frequently if necessary) using the contract value, and the value, yield and duration of the underlying securities, but cannot be less than zero. The crediting interest rates for the traditional GIC's are either agreed to in advance with the issuer or vary based on the agreed formulas, but cannot be less than zero.

The relationship of future crediting rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract's crediting rate. The amortization factor is calculated by dividing the difference between the fair market value of the investments and the contract value by the duration of the bond portfolio covered by the investment contract.

Key factors that could influence future average interest crediting rates include, but are not limited to: Plan cash flows, changes in interest rates, total return performance of the fair market value bond strategies underlying each synthetic GIC contract, default or credit failures of any of the securities, investment contracts, or other investments held in the fund, the initiation of an extended termination (immunization) of one or more synthetic GIC contracts by the manager or the contract issuer.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive wrapper contracts issued by a third party, which are backed by underlying assets owned by Master Trust A. The portfolio of assets, overall of AAA credit quality, underlying the synthetic GIC's includes mortgages, fixed income securities, and United States treasury notes and bonds. The contract value of the synthetic GIC's was $1,248,252 thousand and $1,282,951 thousand at December 31, 2006 and 2005, respectively.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit responsive contracts issued by a third party, which are backed by assets owned by the third party. The contract value of the traditional GIC's was $39,574 thousand at December 31, 2005. Master Trust A had no traditional GICs as of December 31, 2006.

The average market value yield of the Interest Income Fund for 2006 and 2005 was 5.46% and 4.75%, respectively (calculated by taking the average of the quarterly market value weighted yields of the investments). The average yield earned by the Interest Income Fund that reflects the actual interest credited to participants for 2006 and 2005 was 4.83% and 4.63%, respectively (calculated by dividing annualized earnings credited to participants by the market value of the Interest Income Fund).

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact at contract value with the issuer. Specific coverage provided by each synthetic GIC may be different from each issuer, and can be found in the individual traditional GIC or synthetic GIC contracts held by the Plan. Examples of such events include: the Plan's failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions, the establishment of a competing Plan by the plan sponsor, the introduction of a competing investment option, or other plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations.

The Plan Fiduciaries do not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Contract issuers are not allowed to terminate any of the above synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract which is not corrected within the applicable cure period. Actions that will result in a breach (after any relevant cure period) include, but are not limited to: material misrepresentation; failure to pay synthetic GIC fees, or any other payment due under the contract; failure to adhere to investment guidelines.

5. Master Trust B Investments:

The Plan had a 67% and 66% interest in Master Trust B at December 31, 2006 and 2005, respectively. See further discussion in Note 9. *Subsequent Events*.

At December 31, 2006 and 2005, the net assets of Master Trust B were as follows (in thousands of dollars):

	2006	2005
Investments at fair value:		
Altria Common Stock	$1,643,249	$1,436,650
Cash	50	2
Total investments	1,643,299	1,436,652
Receivable – dividend income	16,621	15,440
Net assets	$1,659,920	$1,452,092

Master Trust B investment activities for the year ended December 31, 2006 were as follows (in thousands of dollars):

Dividends	$ 65,565
Net appreciation in Altria Common Stock	210,703
Investment income	$276,268

6. Transactions with Parties-in-Interest:

The applicable Fiduciaries are not aware of any transaction between the Plan and a party-in-interest (as defined by ERISA) or disqualified person (as defined in the Code) to the Plan (1) which is prohibited under the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of the Code, or (2) which has not been exempted from such prohibitions pursuant to a class exemption issued by the Department of Labor. The Plan invests in Altria Common Stock, which is exempt from the party-in-interest transaction prohibitions of ERISA. Certain Trust investments are shares of mutual funds managed by State Street Global Advisors, an affiliate of State Street. State Street is a trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions under ERISA.

7. Plan Termination:

The Board of Directors of Altria Group, Inc. (the "Board") has the right, subject to the applicable provisions of ERISA and the Code, to amend (retroactively or otherwise) the Plan, suspend making the Company Contribution to the Plan or to terminate the Plan. The Board has delegated to the Corporate Employee Benefit Committee of Altria Group, Inc. and the Administrator the right to amend the Plan, provided that the first year cost of such amendment does not exceed specified dollar limits. Each other Participating Company has the right to amend, suspend or terminate its participation in the Plan. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

8. Tax Status:

By letter dated June 5, 2002, the Internal Revenue Service has determined that the Plan, as amended and in effect as of January 1, 2000 and December 15, 2001, is a qualified plan under Section 401(a) of the Code and that the ESOP portion of the Plan is a stock bonus plan as described in Sections 401(a) and 4975(e) of the Code. The Plan has been amended since the receipt of the determination letter; however, the Administrator believes that the Plan continues to be designed and operated in accordance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. Recently Issued Accounting Standards:

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Plan in 2008. The Plan is currently evaluating the statement's impact on its financial statement disclosures.

10. Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2006:

	2006
Net assets available for benefits per the financial statements	$3,467,830
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(10,393)
Net assets available for benefits per the Form 5500	$3,457,437

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2006:

	2006
Change in net assets available for benefits per the financial statements	$298,151
Adjustment for the change in contract value of fully benefit-responsive investment contracts	(10,393)
Change in net assets available for benefits per the Form 5500	$287,758)

11. Subsequent Events:

Kraft Spin-Off:

On January 31, 2007, the Board of Directors of Altria Group, Inc. announced that it planned to spin-off all of its remaining interest in Kraft Foods Inc. ("Kraft") on a pro rata basis to Altria Group, Inc. stockholders in a tax-free transaction. The distribution of all the Kraft shares owned by Altria Group, Inc., approximately 88.9%, was made on March 30, 2007, to Altria Group, Inc. stockholders of record as of the close of business on March 16, 2007 (the "Record Date"). Based on the number of shares of Altria Group, Inc. outstanding as of the Record Date, the distribution ratio was 0.692024 shares of Kraft for every share of Altria Group, Inc. common stock outstanding.

Holders of the Altria Stock Investment Option have had their fund split into two stock investment funds, the Altria Stock Investment Option and a Kraft stock investment option, which, immediately after the spin-off, had an aggregate intrinsic value equal to the intrinsic value of the pre-spin Altria Group, Inc. Stock Investment Option. The Kraft Stock investment option is a "closed" option and therefore holders are not permitted to purchase additional shares of Kraft stock or to perform an exchange into the Kraft Stock investment option from other investment options.

Plan Amendment:

Effective January 1, 2007, eligible employees hired or rehired by Philip Morris USA Inc. on or after January 1, 2007, as well as certain hourly employees who transferred on or after January 1, 2007 from an hourly to a salaried position at Philip Morris USA Inc., ("Match-Eligible Employees") are eligible for a Company Contribution after completing twelve months of service. Match-Eligible Employees are eligible to receive a Company Contribution of no less than ten percent of their eligible Compensation.

Match-Eligible Employees are also automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation beginning with the first payroll period that is at least 90 days after their date of hire or transfer. Re-hired or transferred Match-Eligible Employees who previously completed 90 days of service are automatically enrolled in the Plan to make before-tax contributions of three percent (3%) of their compensation as soon as administratively practicable after their date of rehire or transfer. Match-Eligible Employees may elect to not make contributions or to contribute a different percentage. Match-Eligible Employees who make before-tax and/or after-tax contributions for any payroll period that is at least 90 days after their date of hire will also receive a Company Match Contribution for that payroll period. Philip Morris USA Inc. will match each Match-Eligible Employee's before-tax contributions and after-tax contributions, with a Company Match Contribution, dollar for dollar, up to the first 3% of compensation that is contributed for each such payroll period.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

Schedule H - Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Altria Corporate Services Deferred Profit-Sharing Master Trust	Master Trust	n/a	$2,209,436,581
*	Altria Corporate Services Deferred Profit-Sharing Trust for Company Stock	Master Trust	n/a	1,118,479,354
*	Participant loans	Interest rates averaged 6.75% during 2006 Maturity dates through 2031.	-0-	35,168,598

* indicates party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Vice President, Compensation & Benefits of Altria Corporate Services, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

DEFERRED PROFIT-SHARING PLAN FOR SALARIED EMPLOYEES

(Name of Plan)

By ____________________

Howard F. Greene, Vice President,
Compensation & Benefits,
Altria Corporate Services, Inc.

Date: June 19, 2007

Exhibit 23

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 33-10218 and 333-139523) of Altria Group, Inc. of our report dated June 19, 2007 relating to the financial statements and supplemental schedule of the Deferred Profit-Sharing Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
June 19, 2007

END